Strongbridge Biopharma plc

900 Northbrook Drive1

Suite 200

Trevose, PA  19053

(610) 254-9022

February 1, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Joseph McCann

Re:	Strongbridge Biopharma plc— Request for Acceleration
Registration Statement on Form F-3
File No. 333- 215531

Dear Mr. McCann:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Strongbridge Biopharma plc (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333- 215531) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Standard Time on February 2, 2017, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Aron Izower, Esq. and Wendy Grasso, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Aron Izower at (212) 549-0393 or, in his absence, Wendy Grasso at (212) 549-0216.

STRONGBRIDGE BIOPHARMA PLC

/s/ Matthew Pauls
By:	Matthew Pauls
Chief Executive Officer